JAKE'S TRUCKING INTERNATIONAL INC.

308 - 1917 West 4th Avenue
Vancouver, British Columbia  V6J 1M7

October 17, 2006

VIA: EDGAR

Mr. Thomas Jones
Senior Attorney
United States
Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Jones:

Re:       Jake's Trucking International, Inc.
            Amendment No 3 to Registration Statement on Form SB-2
            Filed September 15, 2006
            File No. 333-135483

Thank you for speaking with Mr. MacDonald last week.  We did not previously submit our filing as we were advised by your office to have the conference call prior to re-filing on EDGAR.  We resubmit our amended SB-2 on EDGAR.

Please note we have filed an amended Opinion of Clark Wilson as an exhibit.

Prospectus Cover Page.

1.       The shares and warrants are issued separately and the warrants are restricted from transfer. There is no contractual restriction prohibiting separation, but there are various contractual conditions that any transfers or resales must be made in compliance with applicable securities laws, as noted in the purchase agreement and warrant certificate.

2.       We added “common shares” to the prospectus cover page, first sentence.  We are registering the selling shareholders 2,640,000 common shares and the underlying share warrants if exercised by August 31, 2007 would be up to 2,640,000 common shares.

Determination of Offering Price

3.       We have removed “Unit” and replaced with “common share and underlying share warrant”.

4.       Yes you are correct.  We did generate $44,788 in revenues for the quarter-ending December 31, 2005, however, the determination of offering price was arbitrarily set.

Financial Statements, page F-1
Interim Consolidated statements of Income and Deficit, page F-3

5.       We are developing a new service to sell gravel, sand and top soil to our customers. We first started selling the gravel, sand and top soil at cost and once we found there was an interest to our customers we now sell at an average of a 10% mark-up rate.  The income statement reflects a loss on the resale of materials due to the sales at cost or below cost.  There was an error in our previous comment where we stated “as well as we purchased material that was delivered but not yet invoiced.” In developing this business certain clientele were sold materials at cost or a loss.  Our next quarter should see a small profit. We have now disclosed this information in the MD&A section as well as “Principal Products and/or Services and Their Markets” section.

Telephone: 604-790-1641    Fax: 604-585-8839

JAKE'S TRUCKING INTERNATIONAL INC.

308 - 1917 West 4th Avenue
Vancouver, British Columbia  V6J 1M7

Exhibits

6.       We have included a current consent letter.

7.       We requested a certificate of incorporation from the Secretary of State in Nevada and were advised that they do not issue a document named “certificate of incorporation”.  In your comment you note that the document filed as Exhibit 3.4 the (Corporate Charter) refers to such certificate.  This is not in fact accurate, as the Corporate Charter actually refers to the Articles of Incorporation, which have been previously filed.  We have confirmed that upon incorporation, the Nevada Secretary of State issues the Corporate Charter and a stamped copy of the filed Articles of Incorporation, both of which have been filed.  We have ordered a certificate of good standing which includes our incorporation date.  We have filed that certificate as  Exhibit 3.5.

Signatures

8.       We have added the signatures under each paragraph on the signature page.

If you have any questions, please contact me at 604-790-1641.

Thank you.

Yours truly,

Jake's Trucking International, Inc.

/s/ Michael Quesnel

Michael Quesnel
President, CEO, CFO and CAO

Telephone: 604-790-1641    Fax: 604-585-8839